The Integrity Funds
1 Main Street North
Minot, North Dakota 58703

Integrity Funds Distributor, LLC
1 Main Street North
Minot, North Dakota 58703

April 26, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Vincent DiStefano, Esq.

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Ladies and Gentlemen:

The undersigned, The Integrity Funds (the "Registrant" or the "Trust") and Integrity Funds Distributor, LLC (the "Principal Underwriter"), pursuant to the provisions of Rule 461 of the General Rules and Regulations (the "General Rules") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "1933 Act"), hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 67 to the Registrant's Registration Statement on Form N-1A (the "Current Post-Effective Amendment") so that the same may become effective at 9:00 a.m., Eastern time, on May 1, 2012, or as soon thereafter as practicable.

The Current Post-Effective Amendment was filed on April 26, 2012 under Rule 485(a)(2) of the General Rules for the purpose of adding a new series, the Integrity Dividend Harvest Fund (the "Fund"), and, in accordance with Rule 485(d) of the General Rules, effectively supersedes Post-Effective Amendment No. 66 to the Registrant's Registration Statement on Form N-1A filed on April 16, 2012 (the "April 16 Post-Effective Amendment"). In addition, a Post-Effective Amendment was filed under Rule 485(a)(2) of the General Rules on February 3, 2012 (the "February Post-Effective Amendment"), also for the purpose of adding the Fund. The February Post-Effective Amendment was superseded by the April 16 Post-Effective Amendment and otherwise would have become effective on April 18, 2012.

On April 10, 2012, via an EDGAR Correspondence filing addressed to Vincent DiStefano of the Commission from Suzanne M. Russell of Chapman and Cutler LLP, the Registrant responded to the Commission's comments to the February Post-Effective Amendment and included a marked copy of the prospectus ("Prospectus") and statement of additional information ("SAI") for the Fund. The April 16 Post-Effective Amendment reflected these comments and, per the telephone conversation of Mr. DiStefano and Ms. Russell of April 25, 2012, the Current Post-Effective Amendment filing is being made to effect the filing of the following two exhibits: (1) the Investment Advisory Agreement for the Fund and (2) the Management Fee Waiver and Expense Reimbursement for the Fund which will be effective from May 1, 2012 thru April 30, 2013. The Prospectus and SAI are the same as those that were filed with the April 16 Post-Effective Amendment.

As Ms. Russell has discussed with Mr. DiStefano, the April 16 Post-Effective Amendment filing was made so that the Prospectus and SAI used by the Registrant before the effective date of the Registration Statement (as permitted under Rule 481 of the General Rules) would reflect the Commission's comments. A filing under Rule 485(a)(2) of the General Rules will generally become effective on the 75th day after filing. As noted above, however, the Commission has previously commented on the Prospectus and SAI for the Fund, the Registrant has responded to such comments, and they were reflected in the April 16 Post-Effective Amendment and the Current Post-Effective Amendment. Additionally, Rule 485(a)(3) provides that the Commission may declare an amendment filed under Rule 485(a) effective on an earlier date.

We appreciate your consideration of this request and, in light of the circumstances described above, believe that it is consistent with the purposes of the acceleration provisions under the General Rules.

Please call Suzanne Russell of Chapman and Cutler LLP at (312) 845-3446 with any comments or questions concerning this request.

Very truly yours,

The Integrity Funds

By: /s/ Shannon D. Radke
Shannon D. Radke
President

Integrity Funds Distributor, LLC

By: /s/ Shannon D. Radke
Shannon D. Radke
President